FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Annual General Meeting of Magyar Telekom

Telecommunications Public Limited Company

26 April 2007. at 11.00 a.m.

Headquarters of Magyar Telekom

Budapest I., Krisztina krt. 55.

Written documents of Magyar Telekom Plc’s
Annual General Meeting of Aprils 26th, 2007

		Page

1.	Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2006 according to the requirements of the Accounting Act	3

2.	Report of the Board of Directors on the business operations of the Company in 2006	21

3.	Decision on the approval of the 2006 financial statements of the Company, the management report and on the relief from liability of the members of the Board of Directors	33

4.	Proposal of the Board of Directors for the use of the profit after tax earned in 2006	51

5.	Report of the Supervisory Board about the 2006 operations of the Company and the Group	55

6.	Modification of the Articles of Association of Magyar Telekom Plc.	59

7.	Modification of the Rules of Procedure of the Supervisory Board	61

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                               Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2006 according to the requirements of the Accounting Act.

Budapest, April, 2007

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u 16.

H-1438 Budapest, P.O. Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT
(Free translation)

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying consolidated financial statements of Magyar Telekom Nyrt. (“the Company”), which comprise the consolidated balance sheet as of 31 December 2006 (in which the balance sheet total is HUF 1,131,595 million and the profit attributable to the equity holders of the Company is HUF 75,453 million) the consolidated income statement, consolidated statement of changes in equity, and the consolidated cash flow statement, for the year then ended and the notes to the financial statements including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the consolidated financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian and International Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2006, and of the results of its operation for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU. The business report is consistent with the disclosures in the financial statements.

Budapest, March 22, 2007
/s/ Nick Kós	/s/ Szabados Szilvia
Nick Kós	Szabados Szilvia
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	License number: 005314
1077 Budapest, Wesselényi u 16.
License Number: 001464

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2006

Prepared in accordance with

International Financial Reporting Standards (IFRS)

MAGYAR TELEKOM

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2005 as restated (Note 2.1)	2006	2006 (unaudited — Note 2.1)

		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	46,060	77,840	406
Other financial assets	7	1,817	2,692	14
Trade and other receivables	8	95,956	104,016	543
Current income tax receivable	9	1,679	6,735	35
Inventories	10	8,414	10,460	54
Assets held for disposal	11	2,302	6,825	36
Total current assets		156,228	208,568	1,088

Non current assets
Property, plant and equipment — net	12	580,736	550,900	2,875
Intangible assets — net	13	319,797	331,740	1,731
Investments in associates	14	5,118	5,771	30
Deferred tax assets	9	14,966	9,575	50
Other non current assets	15	6,103	25,041	131
Total non current assets		926,720	923,027	4,817

Total assets		1,082,948	1,131,595	5,905

LIABILITIES
Current liabilities
Loans from related parties	16	74,648	74,000	386
Loans and other borrowings — third party	17	43,602	29,605	155
Trade and other payables	18	119,464	200,589	1,047
Current income tax payable	9	1,472	1,736	9
Deferred revenue	19	918	234	1
Provision for liabilities and charges	20	6,817	8,414	44
Total current liabilities		246,921	314,578	1,642

Non current liabilities
Loans from related parties	16	212,000	185,432	968
Loans and other borrowings — third party	17	14,215	20,697	108
Deferred revenue	19	267	170	1
Deferred tax liabilities	9	3,189	5,647	29
Provision for liabilities and charges	20	3,141	3,344	17
Other non current liabilities	18	5,521	8,560	45
Total non current liabilities		238,333	223,850	1,168

Total liabilities		485,254	538,428	2,810

EQUITY
Shareholders’ equity
Common stock		104,281	104,277	544
Additional paid in capital		27,382	27,380	143
Treasury stock		(1,926)	(1,504)	(8)
Cumulative translation adjustment		(420)	(1,474)	(8)
Revaluation reserve for available for sale financial assets — net of tax		149	—	—
Reserve for equity settled share based transactions		119	49	—
Retained earnings		397,982	397,311	2,074
Total shareholders’ equity		527,567	526,039	2,745
Minority interests		70,127	67,128	350
Total equity		597,694	593,167	3,095

Total liabilities and equity		1,082,948	1,131,595	5,905

These consolidated financial statements were authorized for issue by the Board of Directors on March 22, 2007 and signed on their behalf by:

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2004 as restated (Note 2.1)	2005 as restated (Note 2.1)	2006	2006 (unaudited — Note 2.1)

		(in HUF millions, except per share amounts)			(million USD)

Fixed line services	21	331,983	329,206	343,866	1,795
Mobile services	22	264,809	285,848	327,330	1,708
Revenue		596,792	615,054	671,196	3,503

Employee related expenses	23	(109,497)	(92,783)	(95,253)	(497)
Depreciation and amortization		(137,666)	(114,686)	(122,249)	(638)
Payments to other network operators		(87,483)	(88,587)	(93,154)	(486)
Cost of telecommunications equipment sales		(40,971)	(37,221)	(59,714)	(312)
Other operating expenses	25	(134,577)	(148,032)	(168,010)	(877)
Operating expenses		(510,194)	(481,309)	(538,380)	(2,810)

Other operating income	26	7,121	8,009	3,575	19
Operating profit		93,719	141,754	136,391	712

Finance expenses	27	(37,914)	(34,497)	(30,102)	(157)
Finance income	28	1,768	2,996	4,692	24
Share of associates’ profits	14	1,896	330	703	4
Profit before income tax		59,469	110,583	111,684	583

Income tax expense	9	(16,142)	(21,858)	(24,220)	(126)
Profit for the year		43,327	88,725	87,464	457

Attributable to:
Equity holders of the Company (Net income)		34,641	78,415	75,453	394
Minority interests		8,686	10,310	12,011	63
		43,327	88,725	87,464	457

Earnings per share (EPS) information:

Profit attributable to the equity holders of the Company		34,641	78,415	75,453	394

Weighted average number of common stock outstanding (thousands) used for basic EPS		1,037,912	1,038,803	1,040,321
Average number of dilutive share options (thousands)		318	417	290
Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,038,230	1,039,220	1,040,611

Basic earnings per share (HUF and USD)		33.38	75.49	72.53	0.38
Diluted earnings per share (HUF and USD)		33.37	75.46	72.51	0.38

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2004 as restated (Note 2.1)	2005 as restated (Note 2.1)	2006	2006 (unaudited — Note 2.1)

		(in HUF millions)			(million USD)
Cashflows from operating activities

Cash generated from operations	29	245,773	243,893	236,888	1,236
Interest paid		(34,030)	(31,078)	(29,876)	(156)
Income tax paid		(21,992)	(11,479)	(19,388)	(101)
Net cash generated from operating activities		189,751	201,336	187,624	979

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	30	(91,748)	(103,587)	(96,790)	(505)
Purchase of subsidiaries and business units	31	(17,273)	(35,927)	(35,327)	(184)
Cash acquired through business combinations	5	16	1,866	379	2
Interest received		1,452	2,195	2,002	10
Dividend received		2,633	1,729	157	1
Proceeds from / (payments for) other financial assets — net		43	(371)	407	2
Proceeds from disposal of subsidiaries	5	—	—	115	1
Proceeds from disposal of PPE and intangible assets		4,090	2,529	6,798	35
Net cash used in investing activities		(100,787)	(131,566)	(122,259)	(638)

Cashflows from financing activities
Dividends paid to shareholders and minority interest		(78,294)	(84,551)	(77)	—
Proceeds from loans and other borrowings		338,680	263,329	183,051	955
Repayment of loans and other borrowings		(332,481)	(242,595)	(218,619)	(1,141)
Proceeds from sale of treasury stock		—	1,969	491	3
Net cash used in financing activities		(72,095)	(61,848)	(35,154)	(183)

Exchange gains / (losses) on cash and cash equivalents		(2,122)	1,259	1,569	8

Change in cash and cash equivalents		14,747	9,181	31,780	166

Cash and cash equivalents, beginning of year		22,132	36,879	46,060	240
Cash and cash equivalents, end of year	6	36,879	46,060	77,840	406

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Cumulative translation adjustment (d)	Revaluation reserve for AFS financial assets — net of tax (e)	Reserve for equity settled share based transactions (f)	Retained earnings (g)	Share- holders’ equity	Minority interests (h)	Equity
Balance at January 1, 2004	1,042,811,600	104,281	27,382	(3,842)	825	—	—	431,464	560,110	70,274	630,384

Dividend (i)								(72,654)	(72,654)		(72,654)
Dividend declared to minority interests (j)									—	(5,651)	(5,651)
Business combinations (k)									—	(9,109)	(9,109)
Purchase of investment in T-Systems Hungary								(1,679)	(1,679)		(1,679)
Cumulative Translation Adjustment					(3,851)				(3,851)	(4,103)	(7,954)
Profit for the year								34,641	34,641	8,686	43,327

Balance at December 31, 2004 as previously reported	1,042,811,600	104,281	27,382	(3,842)	(3,026)	—	—	391,772	516,567	60,097	576,664

Adoption of changes in IAS 39 - net of tax (Note 2.6)								(733)	(733)		(733)
Adoption of IFRS 2 (Note 2.18 c)							178	(178)	—		—

Balance at December 31, 2004 as restated	1,042,811,600	104,281	27,382	(3,842)	(3,026)	—	178	390,861	515,834	60,097	575,931

Dividend (i)								(72,654)	(72,654)		(72,654)
Dividend declared to minority interests (j)									—	(11,913)	(11,913)
Business combinations (k)									—	9,447	9,447
Sale of Telit								495	495		495
Capital injection in TSH								669	669		669
Share options exercised by managers (m)				1,916				196	2,112		2,112
Share options exercised by CEO (m)							(143)		(143)		(143)
Share based payments (Note 24)							84		84		84
Cumulative Translation Adjustment					2,606				2,606	2,141	4,747

Profit for the year — as previously reported								78,564	78,564	10,355	88,919
Effect of changes in IAS 39 - net of tax (Note 2.1.1)								(149)	(149)	(45)	(194)
Profit for the year as restated								78,415	78,415	10,310	88,725

Change in reserve for AFS financial assets (Note 7)						149			149	45	194

Balance at December 31, 2005 as restated	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694

The accompanying notes form an integral part of these consolidated financial statements.

	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Cumulative translation adjustment (d)	Revaluation reserve for AFS financial assets — net of tax (e)	Reserve for equity settled share based transactions (f)	Retained earnings (g)	Share- holders’ equity	Minority interests (h)	Equity
Balance at January 1, 2006	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694

Reduction in capital as a result of merger with T-Mobile H (n)	(43,385)	(4)	(2)					(12)	(18)		(18)
Dividend (i)								(76,122)	(76,122)		(76,122)
Dividend declared to minority interests (j)									—	(43)	(43)
Sale of Cardnet (o)									—	(71)	(71)
MakTel’s purchase of its own shares (p)									—	(14,856)	(14,856)
Result of TSH’s sale of a business unit (l)								205	205		205
Share based payments (Note 24)							36		36		36
Share options exercised by CEO (q)							(106)	(282)	(388)		(388)
Share options exercised by managers (m)				422				87	509		509
Change in reserve for AFS financial assets (Note 7)						(149)			(149)	(45)	(194)
Cumulative Translation Adjustment					(1,054)				(1,054)	5	(1,049)

Profit for the year								75,453	75,453	12,011	87,464

Balance at December 31, 2006	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167

Of which treasury stock	(1,917,824)

Shares of common outstanding at December 31, 2006	1,040,850,391

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)          The total amount of issued shares of common stock of 1,042,768,215 (each with a nominal value of HUF 100) is fully paid as at December 31, 2006. In addition to these shares, total shareholders’ equity includes one Series “B” preference share at the nominal value of HUF 10,000 at December 31, 2006. This Series “B” share is held by the Ministry of Economics and Transport, and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee. A bill has been submitted to the Hungarian Parliament which, if approved, will transform the “B” share into an ordinary share and thus abolish these special rights. The number of authorized ordinary shares on December 31, 2006 is 1,042,768,215.

(b)         Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)          Treasury stock represents the cost of the Company’s own shares repurchased.

(d)         Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries

(e)          Revaluation reserve for available for sale financial assets includes the unrealized gains and losses net of tax on available for sale financial assets. Any realized gains or losses are taken out of this reserve and recognized in the income statement (Note 7).

(f)            Reserve for equity settled share based transactions includes the compensation expenses accrued in equity related to share settled compensation programs. When equity instruments are issued or treasury shares are utilized as part of the program, the accumulated balance is taken out of the reserve (Note 24).

(g)         Retained earnings include the accumulated and undistributed net income of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2006 amounted to approximately HUF 294,000 million (HUF 282,000 million at December 31, 2005).

(h)         Minority interests represent the minority shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)             In 2006 Magyar Telekom Plc. declared HUF 73 dividend per share (HUF 70 in 2005, HUF 70 in 2004).

(j)             The dividend declared to minority interests in 2004 and 2005 almost entirely reflects the dividend declared by MakTel, Magyar Telekom’s Macedonian subsidiary, to its minority shareholders. In 2006 MakTel did not declare dividends. The amount of dividend declared in 2006 to minorities includes the amount declared to the minority owners of smaller subsidiaries.

(k)          Business combinations in 2004 include the reduction of minority interest as a result of the purchase of additional shares in Stonebridge and other already consolidated subsidiaries. The increase in 2005 is the result of the acquisition of Crnogorski Telekom (CGT), in which the Group acquired a 76.53% share of ownership (Note 5).

(l)             In 2006 TSH sold one of its business units to another member of Deutsche Telekom group. TSH’s gain on the transaction (HUF 418 million) resulted in an increase of TSH’s net assets, the Group’s share of which (HUF 205 million) was recognized directly in retained earnings.

(m)       In 2005 Magyar Telekom’s CEO and other managers exercised a portion of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million (HUF -143 million recognized against the Reserve for equity settled share based payments and HUF 196 million recognized in Retained earnings). In 2006 managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 538,835 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 87 million, which was recognized in retained earnings. For more details on the programs see Note 24.

The accompanying notes form an integral part of these consolidated financial statements.

(n)         In 2006 Magyar Telekom Plc. merged with T-Mobile Hungary, its 100% subsidiary. During the merger, the owners of 43,385 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in share capital, additional paid in capital and retained earnings, and the merged Company was registered with 43,385 less shares.

(o)         In 2006 the Company sold the total of its 72% ownership in Cardnet, which resulted in the reduction of Minority interests (Note 5.4).

(p)         In 2006 MakTel repurchased 10% of its shares from the Government of Macedonia during a public tender issued for the sale of the Government shares. As a result of this transaction, Magyar Telekom’s share of ownership increased from 51% to 56.67% resulting in a decrease in the minority interest in MakTel and T-Mobile MK (Note 5.1.5).

(q)         On December 5, 2006, Elek Straub, the former CEO and Chairman of the Company resigned. As part of the resignation agreement, Mr. Straub exercised 1,181,178 of his share options, of which 487,465 would only have vested on July 1, 2007, which was accelerated. The full transaction was settled in cash instead of shares as intended by the original agreement. By December 31, 2006 the Company has accumulated HUF 155 million (including HUF 7 million for pre-mature vesting) in a Reserve for equity settled share based transactions, of which HUF 106 million was released. The closing balance of this reserve of HUF 49 million represents the amount reserved for the 103,530 options (granted in 2000) Mr. Straub still has open (Note 24).

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 70 per share dividend distribution to be approved by the Annual General Meeting of the Company in April 2007.

Magyar Telekom Telecommunications Company Plc.

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:	Report of the Board of Directors on the business operations of the Company in 2006

Budapest, April, 2007

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u 16.

H-1438 Budapest, P.O. Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

(Free translation)

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (“the Company”) which comprise the balance sheet as of 31 December 2006 (in which the balance sheet total is HUF 965,862 million, the profit per balance sheet is HUF 88,399 million, the related profit and loss account for the year then ended, and the notes to financial statement including a summary of the main accounting policies as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provisions of the Accounting Act and accounting principles generally accepted in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations and force in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

23

entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it in within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2006, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements.

Without qualifying our opinion we draw your attention to the fact that the attached financial statements have been prepared for the consideration of the shareholders as the forthcoming General Meeting and, as such, do no reflect the effects, if any, of resolutions that might be adopted at that meeting.

Budapest, March 22, 2007

Nick Kós	Szabados Szilvia
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	License number: 005314
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

24

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT

TO THE 2006 ANNUAL REPORT

Magyar Telekom Nyrt.

BALANCE SHEET AS OF DECEMBER 31, 2006

(All amounts in millions of HUF)

ASSETS	Note	December 31, 2005	Self-revision	December 31, 2006

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		842 373	-83	859 509

I. Intangible assets	5	180 411	-16	223 598
Capitalised costs of foundation and restructuring		0	0	0
Capitalised costs of research and development		0	0	0
Rights		18 238	133	39 783
Intellectual property		1 558	-149	19 935
Goodwill		160 615	0	163 880
Advance payments on intangible assets		0	0	0

II. Tangible assets	6	338 114	-67	436 866
Land and buildings and related rights		204 716	54	232 976
- Land		2 298	34	2 691
- Buildings		39 334	30	68 198
- Telecommunication network		153 969	-9	153 203
- Other properties		8 108	-1	7 804
- Real estate related rights		1 007	0	1 080
Technical equipment, machinery and vehicles		117 730	966	174 220
- Telecommunication equipment and machinery		116 718	966	173 152
- Other technical equipment, machinery and vehicles		1 012	0	1 068
Other equipment and vehicles		6 290	69	15 434
Construction-in-progress, renovation		9 378	-1 156	13 762
Advance payments on construction-in-progress		0	0	474

III. Financial investments		323 848	0	199 045
Non current investments in affiliated companies	7	230 147	0	177 838
Non current loans granted to affiliated companies	8	89 141	0	14 672
Other investments		0	0	0
Other non current loans granted	9	4 560	0	6 535
Non current bonds and other securities		0	0	0

B. CURRENT ASSETS		70 773	1 301	76 591

I. Inventories	10	2 862	-87	7 501
Raw materials		884	0	1 397
Work in progress and semi-finished products		0	0	0
Finished products		0	0	0
Goods available for sale		1 978	-87	6 054
Advance payments on inventories		0	0	50

II. Receivables		64 312	1 372	64 404
Accounts receivable	11	22 225	114	35 506
Receivables from affiliated companies	12	36 410	0	16 754
Bills receivable		0	0	0
Receivables from other related companies		36	-11	2
Other receivables	13	5 641	1 269	12 142

III. Securities	14	1 926	0	1 504
Investments in affiliated companies		0	0	0
Other investments		0	0	0
Treasury stock, quotas		1 926	0	1 504
Marketable securities		0	0	0

IV. Liquid assets		1 673	16	3 182
Cash and cheques		5	0	67
Bank deposits		1 668	16	3 115

C. PREPAYMENTS	15	10 320	62	29 762

Accrued income		9 960	62	28 341
Prepayments for costs and expenses		360	0	1 421
Deferred expenses		0	0	0

TOTAL ASSETS		923 466	1 280	965 862

Budapest, March 22, 2007

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Board member	Board member

The supplement forms an integral part of these financial statements.

LIABILITIES AND OWNER’S EQUITY		Note	December 31, 2005	Self-revision	December 31, 2006

D. SHAREHOLDER’S EQUITY		16	363 878	163	454 632

I.	Common stock		104 281	0	104,277
	- of this treasury stock at par value		246	0	246
II.	Unpaid share capital (-)		0	0	0
III.	Capital reserves		52 837	0	54,932
IV.	Retained earnings		204 834	0	205,520
V.	Restricted reserves		1 926	0	1,504
VI.	Valuation reserves		0	0	0
VII.	Net income		0	163	88,399

E. PROVISIONS		17	4 307	0	7 977

Provision for expected obligations			4 183	0	7 783
Provision for expected expenses			124	0	166
Other provisions			0	0	28

F. LIABILITIES			530 453	1 200	460 217

I.	Subordinated liabilities		0	0	0

II.	Non current liabilities		230 605	0	212 001
Non current credits			0	0	0
Convertible bonds			0	0	0
Debt from issuance of bonds			124	0	123
Investment and development loans		18	13 125	0	18 250
Other non current loans			0	0	0
Non current liabilities to affiliated companies			0	0	0
Non current liabilities to other affiliated companies		19	212 000	0	185 432
Other non current liabilities			5 356	0	8 196

III.	Current liabilities		299 848	1 200	248 216
Current loans			71	0	71
- of this convertible bonds			0	0	0
Current credits		20	41 913	0	27 374
Advances received			606	-1	343
Accounts payable			19 499	-262	28 704
Bills of exchange payable			0	0	0
Current liabilities to affiliated companies		21	73 399	0	22 441
Current liabilities to other affiliated companies		22	74 678	0	74 089
Other current liabilities		23	89 682	1 463	95 194
- of this dividends payable			76 122	0	0

G. ACCRUED EXPENSES		24	24 828	-83	43 036

Deferred income			2 502	0	7 619
Accrued expenses			21 804	-83	34 646
Other deferred revenue			522	0	771

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY			923 466	1 280	965 862

Budapest, March 22, 2007

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Board member	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Nyrt.

INCOME STATMENT FOR THE PERIOD ENDED 31, DECEMBER, 2006

(All amounts in millions of HUF)

	Note	2005	Self-revision	2006

1. Domestic sales	25	237 079	-315	450 016
2. Export sales	26	12 060	16	20 735
I. Sales revenues		249 139	-299	470 751

3. Change in self-manufactured inventories		0	0	0
4. Capitalised value of self-manufactured assets		12 915	0	14 339
II. Own work capitalized		12 915	0	14 339

III. Other revenues	27	23 184	-127	22 290
of which: reversal of write-down for assets		388	0	170

5. Costs of raw material		15 858	-88	19 939
6. Costs of services	29	59 593	-277	97 843
7. Costs of other services		2 151	1 132	9 473
8. Cost of goods sold		4 271	40	34 415
9. Costs of services sold (intermediated)	30	41 813	0	84 872
IV. Material-type expenditures		123 686	807	246 542

10. Salaries and wages	31	32 552	-2	42 522
11. Other payroll related costs	31	12 942	26	10 900
12. Payroll related contributions		13 733	-15	15 948
V. Payroll and related expenditures		59 227	9	69 370

VI. Depreciation		64 097	63	93 408

VII. Other expenditures	33	16 914	-205	30 034
of which: write-down for assets		2 769	0	2 814

A. PROFIT FROM OPERATING ACTIVITIES		21 314	-1 100	68 026

13. Dividends and profit sharing (received or due)		68 429	0	50 174
of which: received from affiliated companies		68 429	0	50 174
14. Foreign exchange gains on sale of investments		497	0	260
of which: received from affiliated companies		0	0	0
15. Interest income and f/x gains on financial investments		7 051	0	1 517
of which: received from affiliated companies		7 044	0	1 508
16. Other interest income received		3 171	0	873
of which: received from affiliated companies		3 015	0	710
17. Other revenues on financial activities		4 476	-8	2 860
VIII. Revenues from financial transactions		83 624	-8	55 684

18. Foreign exchange loss on the sale of financial investments		0	0	0
of which: related to affiliated companies		0	0	0
19. Interest expense		31 702	0	27 084
of which: related to affiliated companies		643	0	939
related to other affiliated company		24 793	0	21 396
20. Write-down for investments, securities and bank deposits		0	0	1 872
21. Other expenses on financial activities		576	0	3 235
IX. Expenditures from financial transactions		32 278	0	32 191

B. FINANCIAL RESULTS	34	51 346	-8	23 493

C. INCOME FROM ORDINARY ACTIVITIES		72 660	-1 108	91 519

X. Extraordinary revenues	35	2 013	8	234
XI. Extraordinary expenditures	36	6 583	3	3 231

D. NET INCOME ON EXTRAORDINARY ACTIVITIES		-4 570	5	-2 997

E. NET INCOME BEFORE TAXES		68 090	-1 103	88 522

XII. Corporate income tax	38	0	-1 266	123

F. NET INCOME		68 090	163	88 399

22. Use of retained earnings for dividends		8 032	0	0
23. Dividend paid (approved)	39	76 122	0	0

G. BALANCE SHEET NET PROFIT FIGURE		0	163	88 399

Budapest, March 22, 2007

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Board member	Board member

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:	Decision on the approval of the 2006 financial statements of the Company, the management report and on the relief from liability of the members of the Board of Directors

Budapest, April,  2007

Resolutions proposal:

1. The General Meeting approves the 2006 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, including

Balance Sheet Total Assets of HUF 1.131.595 million and

Profit after tax for year 2006. HUF 87.464 million (before the deduction of HUF 12.011 million attributable to minority interests).

2. The General Meeting approves the 2006 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including

Balance Sheet Total Assets of HUF 965.862 million and

After-tax Net Income of HUF 88.399 million.

3. The General Meeting reviewed and approved the Management Report of the Board of Directors of Magyar Telekom on the financial year of 2006.

4. The General Meeting hereby evaluates the work of the Board members of the Company and decides on granting the relief from liability for the members of the Board of the Company with respect to the 2006 business year in accordance with Section 30 (5) of the Companies Act. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.

Appendix to the resolution proposal Nr. 3.

Management Report of Magyar Telekom for the business year 2006

Magyar Telekom Plc. is a limited liability stock corporation, organized under the Act IV of 2006 on Business Associations and registered with the Court of Registration in Budapest under the entry number 01-10-041928. The purpose of the Company is identified in paragraph 1.6 of the Articles of Association as follows: the Company is authorized to provide public telephone services within the entire territory of the Republic of Hungary, along with certain closely related auxiliary services.

Corporate Governance

Magyar Telekom as public limited company has four separate bodies that play significant role: the general meeting of shareholders, the Board of Directors, the Supervisory Board and the Audit Committee. Their roles are defined by law and by the Company’s Articles of Association and may be described generally as follows:

General Meeting of the Shareholders

The supreme decision making body of the Company is the general meeting of shareholders. A general meeting is convened as frequently as set forth in the Articles of Association, but no less than once a year. The Board of Directors must call an annual general meeting to approve the audited statutory financial statements for the prior year. At the Annual General Meeting the shareholders approve the Management Report and also elect their representatives to the Supervisory Board, the Audit Committee and the Board of Directors, resolve the appropriation of distributable balance sheet profit, and if necessary approve the rules of procedure of Supervisory Board. In addition, the corporation’s external auditor is appointed by a shareholders’ resolution based on a proposal of the Audit Committee.

If required, extraordinary general meetings may be held at any time. Shareholders holding at least five percent of the outstanding shares may require the Board of Directors to hold an extraordinary general meeting. Under certain circumstances the Board of Directors, the Supervisory Board and the Court of Registry also have the right to call an extraordinary general meeting.

The Board of Directors must call a general meeting within eight days to take necessary measures when:

•             due to losses, the equity of the company has decreased to less than two-thirds of the share capital;

•             the equity of the Company has decreased to less than HUF 20 million;

•             the Company has stopped servicing its debts and its assets are not sufficient to repay its debts;

•             the number of members of the Board of Directors falls below six;

•             the number of members of the Supervisory Board falls below six;

•             the number of members of the Audit Committee falls below three;

•             the auditor and the Board of Directors fail to conclude the assignment contract regarding the auditing activities within 90 days upon the date of the GM that elects the auditor or

•             upon the request of holder of the Series “B” Share.

Typically, the Board of Directors calls general meetings. To call a general meeting, the Board of Directors must publish a notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting in the official journal of the Budapest Stock Exchange and on the website of the BSE and of the Company. The Company must notify each director, the Supervisory Board and the auditor that a general meeting has been called within eight days following publication of such notice.

A general meeting meets a quorum if shareholders representing more than half of the voting shares are present in person or by proxy. If an agenda item requires an affirmative vote of a holder of the Series “B” Share, for a quorum, the holder of the Series “B” Share must also be present at the meeting in person or by proxy.

If the general meeting does not have a quorum, it will be reconvened on the same day. A reconvened general meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present, except for matters requiring the holder of the Series “B” Share to be present.

The general meeting of the shareholders has the sole right to:

1.                   approve and amend the Articles of Association unless otherwise provided by law;

2.                   increase (except for the cases falling into the scope of authority of the Board of Directors) or decrease the Company’s registered capital unless otherwise provided by law;

3.                   amend the rights attached to a series of shares or change their class;

4.                   merge, consolidate, separate, terminate, dissolve, liquidate or transform the Company into another form of association;

5.                   decide on the approval of a public offer on own shares;

6.                   decide on issuing convertible or subscription right bonds unless otherwise provided by   law;

7.                   to elect, remove and determine the remuneration of the members of the Supervisory Board, the Audit Committee and the Board of Directors;

8.                   elect, remove and determine the remuneration of the Auditor of the Company and to define the contents of the essential elements of the contract to be concluded with the auditor;

9.                   approve the financial statements, the management report and to decide on the utilization of after tax earnings;

10.             approve changes in the Company’s registered scope of activities;

11.             designate persons entitled to subscribe for new shares in a closed subscription;

12.             alter the number or nominal value of the Series “B” Share and the rights attached to the Series “B” Share;

13.             approve listing of the Company’s shares on a stock exchange;

14.             approve delisting of the Company’s shares from a stock exchange subject to any group of shareholders agreeing to make a public tender to purchase the shares of those shareholders who do not vote in favor of delisting;

15.             decision on the acquisition of the Company’s own shares;

16.             approve an issue that is within its competence pursuant to law or the Company’s Articles of Association;

17.             transfer or encumber a valuable right held by the Company that enables it to continue a specific activity of the Company;

18.             transfer all or substantial part of the Company’s assets;

19.             generally approve acquisition of shares which would result in a person or persons acting in concert holding ten percent or more of the outstanding voting shares of the Company;

20.             approve payment of a dividend advance determined on the basis of interim accounting unless otherwise provided by law;

21.             decision on the exclusion of subscription preference right; and

22.             to evaluate the work of the members of the Board of Directors in the previous business year, decision on granting relief to the members.

The Board of Directors

The Board of Directors is the executive body of the Company and represents the Company in dealings with third parties, courts of law and other authorities. The Board of Directors exercises its rights and performs its duties as an independent body.

The Board of Directors comprises a minimum of six and a maximum of eleven members. The members of the Board of Directors are elected for a term of three years from the date of the annual general meeting until May 31 of the third year subsequent to the date of the said general meeting, with the exception that if the general meeting in the third year is held prior to May 31 than their assignment lasts until the date of such general meeting. Members of the Board of Directors may be removed or re-elected by the general meeting at any time. The Board of Directors carries out its activity in accordance with rules of procedure established by the Board of Directors and subject to the provisions of applicable law and the Articles of Association.

The member of the Board of Directors must act with the due care that can be generally expected from persons in such a position and shall be held liable, in accordance with provisions of general rules of civil law, for damages to the Company caused by their failure to carry out their tasks in the best interest of the

Company. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited, joint and several liability for all and any damage resulting from untruthfulness of any data, right or fact entered into the share register or any damage resulting from a late or non-existing entry.

The Board of Directors of Magyar Telekom however, is not a management body. In other words, it does not conduct the daily operations of the Company. It has the authority to deal with all matters not reserved for the general meeting. Amongst other things, it approves the Company’s strategy and business plan, organizational restructuring actions of major impact, as well as the conclusion of major transactions, employs and dismisses the CEO and other Chief Officers, defines their remuneration, sets the targets for top management and evaluates their performance.

The Supervisory Board

The Supervisory Board oversees management of the Company. It may request information from executive officers or managerial employees of the Company and may inspect books and documents of the Company. Supervisory Board members shall bear unlimited, joint and several liability for damages caused to the Company due to violation of their supervisory obligations.

The Supervisory Board comprises a minimum of three and a maximum of 15 members. It acts as an independent body, elects a chairman from among its members, and passes its resolutions by simple majority. At present Magyar Telekom’s Supervisory Board consists of twelve members. Its members shall be elected by the general meeting of shareholders for a period of three years. It may assign certain supervisory tasks to any of its members or may delegate supervisory tasks among its members on a permanent basis. The members must act in person, not through a representative. No members of the Supervisory Board may receive any instruction from his or her employer or from shareholders as to fulfillment of their duty and obligations as Supervisory Board members. The Supervisory Board carries out its activities in accordance with rules of procedure established by the Supervisory Board, which are approved by the general meeting of shareholders.

According to the legal regulations the Supervisory Board of Magyar Telekom is subject to the principle of employee participation in the supervisory of the Company’s operation. Under the Companies Act, the Supervisory Board may include representatives of the shareholders and representatives of the employees as well as independent members. The employees have the right under the Companies Act to elect one-third of the Supervisory Board members.

Although it is not permitted to make management decisions, the Supervisory Board has comprehensive monitoring functions, including advising the general meeting on a regular basis in decisions of fundamental importance to the company by virtue of preliminary analysis of core business reports and other submissions on the agenda of the general meeting within the exclusive scope of authority of the general meeting. To ensure that these monitoring functions are carried out properly, the Board of Directors must, among other things, regularly report to the Supervisory Board on the management, the financial status and business policy of the Company. The Supervisory Board may also request special reports from the Board of Directors or any senior employee at any time. The Supervisory Board has a significant role in ensuring the operation and the reporting of the internal audit branch of the Company. The Audit Committee helps the work of the Supervisory Board.

The Audit Committee

The Audit Committee is a permanent committee beside the Supervisory Board.

The GM elects a 3-5 member Audit Committee from the independent members of the SB for the same durance as the membership of the relevant members in the SB according to the Articles of Association. The Audit Committee acts within its scope of authorities provided in the Act on Business Associations and the Articles of Associations as well as the rules of the Budapest Stock Exchange and the New York Stock Exchange and the regulations of the SEC. The Audit Committee among other things oversees the work of the Company’s independent auditor, evaluates the operation of the financial reporting system and reviews the efficiency of the internal audit function.

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or their proxies registered in the shareholders’ register six business days prior to a general meeting may cast a vote. The Series “B” Share has special voting rights as described below. The matters listed in clauses 1. to 6. and 11. to 15. above, any decision overriding a resolution of the Board of Directors and preemptive shareholder rights in the event of a capital increase, all require a three-quarter majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote.

There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Series “B” Share

The Hungarian government owns the Series “B” Share. Only the Minister or his legal successor may exercise rights attached to the Series “B” Share. Except as described below, the Series “B” Share has the same rights as the ordinary shares. The holder of the Series “B” Share is entitled:

1.            to nominate one member of the Board of Directors and one member of the Supervisory Board and effectively to elect, remove or replace these members;

2.            if the Company’s registered capital is increased, a new class of shares is issued or the rights attached to a particular class of shares change, to require the Articles of Association to be amended so that the voting rights of the Series “B” Share will be sufficient to nominate, elect or remove the Series “B” director or Supervisory Board member;

3.            to inspect the shareholders’ register and the books maintained by a depository of the Company’s shares approved by the Company and to request copies of the register or books;

4.            if the Company dissolves without a successor company, to purchase all or part of the Company’s assets, including shares of subsidiaries or affiliates, for a price equal to the appraised fair market value of such assets;

5.          to request from the Board of Directors detailed information about a material fact significantly affecting the Company’s financial position; and

6.            to request that the Company audit or investigate any issue or prepare reports or provide information on issues within the scope of activities of the Company’s auditor or the Supervisory Board pursuant to law or the Articles of Association.

The holder of the Series “B” Share must be present, in person or by proxy, for a quorum, and its    approval is required to pass shareholders’ resolutions related to any:

1.            increase and decrease of the Company’s registered capital;

2.            change of rights attached to any class of shares, including any amendment to the rights of the Series “B” Share or the creation of a new class of shares with rights superior or equal to the rights or adversely affecting the rights of the Series “B” Share, or any amendment to the rights attached to any existing class of shares that would grant them rights superior or equal to the rights attached to the Series “B” Share;

3.            merger into or consolidation with another business entity, de-merger, transformation into another form of business association and termination of the Company without a legal successor;

4.            transfer, creation or encumbrance of a valuable right that enables the Company to operate according to the Universal Telecommunications Service Contract;

5.            election or removal of the Series “B” director or Supervisory Board member;

6.            conversion of a type of shares;

7.            transfer of all or a substantial part of the assets of the Company that would render the Company incapable of performing its obligations under the Universal Telecommunications Service Contract;

8.            amendment to the Articles of Association which would impair the rights of the holder of the Series “B” Share, including authorizing the Board of Directors to increase the Company’s registered capital;

9.            issuance of convertible bonds or bonds conferring preemptive rights; and

10.      decisions on significant transfers of voting shares.

Controlling stakeholder

MagyarCom GmbH owns the majority of the registered shares and consequently the voting rights in the Company and the two rights are equal because one registered share represents one vote. The majority owner does not have additional controlling rights, not in comparison to even one shareholder. The Company, as a member of DT Group, concluded cooperation agreements and contracts regarding use of name with German companies, being also the members of DT Group. The preliminary approval of contracts falls into the scope of authority of the Board of Directors of Magyar Telekom.

Risk management

The procedure of risk management includes the identification, measurement and valuation of risks, including the development of necessary action plans, as well as the monitoring of performance and results. An efficient risk management is the result of a conscious risk handling in favor of business success. At Magyar Telekom, risk management is not equal to risk elimination or minimization, but facing risks is rather an essential item of business activity in line with achieving the Company’s objectives.

Following the release of the Sarbanes-Oxley Act, Magyar Telekom decided to enhance its previous risk management procedures. As this new regulation requires fast disclosure of all risk items influencing the investors’ decisions, Magyar Telekom complemented its quarterly risk reporting system with an ad-hoc reporting procedure. In accordance with that all departments and subsidiaries of Magyar Telekom need to enter any fact, material information or risk that come to their attention on a real time basis in the risk monitoring software. Risk information created in the software is monitored daily by the risk management organization, and the CFO should be notified about a material risk or information emerged.

The risk management system of Magyar Telekom Group is an unique one in Hungary due to its cover for the whole company and its extension to the substantial corporate risks beside financial risks.

Final clause

The attached Declaration in connection with the Corporate Governance Recommendations (dated December 8, 2003) published by the Budapest Stock Exchange Company Limited by Shares regarding corporate governance practices is inseparable part of this Management Report.

Declaration in connection with the Corporate Governance Recommendations (dated December 8, 2003) published by the Budapest Stock Exchange Company Limited by Shares regarding corporate governance practices

Magyar Telekom Telecommunications Public Limited Company (the “Company”) declares as set forth below and provides the following information:

1. to Section 1.1.2 of the Recommendations

The mission of the Board of Directors covers matters set forth in this Section.

Yes (Complies)                                              No (Please explain)

The Board of Directors established its Charter.

Yes (Complies)                                               No (Please explain)

2. to Section 1.2.2 of the Recommendations

The Supervisory Board established its Charter and work schedule.

Yes (Complies)                                               No (Please explain)

3. to Section 1.3.2 of the Recommendations

Minutes have been prepared on meetings of the Board of Directors and the Supervisory Board, respectively, and resolutions had been properly administered.

Yes (Complies)                                               No (Please explain)

4. to Section 1.6.1. and Section 2.1.6 of the Recommendations

The Board of Directors has prepared the guidelines regarding the evaluation and remuneration of the management.

Yes (Complies)                                                No (Please explain)

The Board of Directors has published the guidelines regarding the evaluation and remuneration of the management.

Yes (Complies)                                                No (Please explain)

(when, where:

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/compensation.vm)

5. to Section 1.7. of the Recommendations

An independent internal audit department (independent internal control) functions at the Company.

Yes (Complies)                                                      No (Please explain:

Internal Audit Branch is the independent internal auditing organization of the Magyar Telekom Group. From the organizational viewpoint it reports directly to the Chief Executive Officer. The Director of Internal Audit reports directly to the Chief Executive Officer, the Audit Committee and the Supervisory Board. Director of Internal Audit reports regularly to the Chief Executive Officer, the Audit Committee and the Supervisory Board on the audit work performed. The Audit Committee reviews the effectiveness of the Internal Audit function, the report on Internal Audit activities prior to its submission to the Supervisory Board.)

The independent audit department has an auditing plan approved by the Board of Directors or the Supervisory Board.

Yes (Complies)                                                      No (Please explain)

6. to Section 1.10. of the Recommendations

The shareholders’ meeting and the Supervisory Board have been informed about the fact that the outside audit firm of the Company received a material assignment in addition to the audit.

Yes (Complies)                                                     No (Please explain:

In view of the fact that Magyar Telekom is also listed on the New York Stock Exchange, in compliance with the extremely strict provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Rules of Procedure and pre-approval policy of Magyar Telekom Plc.’s Audit Committee of the Supervisory Board” approved by the Supervisory Board on December 13, 2005 were applicable, since December 11, 2006 the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” approved by the Supervisory Board is applicable. All Supervisory Board members receive the minutes of the Audit Committee meetings and of fax votes, and the Audit Committee also reports on its activities at the Supervisory Board meetings.)

* The relevant documents and information can be found on the company’s website since June 12, 2005 and are updated if required.

7. to Section 2.1.1. of the Recommendations

The guidelines for disclosures have been prepared by the Company.

Yes (Complies)                                                     No (Please explain)

8. to Section 2.1.4. of the Recommendations

The Board of Directors published its actual business strategy.

Yes (Complies)                                                    No (Please explain)

(when, where*:

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/strategy.vm)

9. to Section 2.1.6. of the Recommendations

The Company published in accordance with Section 2.1.6 of the Recommendations the information relating to the career of the members of the Board of Directors, the Supervisory Board and executive management.

Yes (Complies)                                                       No (Please explain)

(when, where*:

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/boardofdirectors/members.vm
Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/supervisoryboard/members.vm
Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/managementcommittee/members.vm)

10. to Section 2.1.7. of the Recommendations

The Company published in accordance with Section 2.1.7 of the Recommendations its risk management guidelines.

Yes (Complies)                                                       No (Please explain)

(when, where*:

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/doc/kockazatkezeles_en.pdf)

11. to Section 2.1.9 of the Recommendations

The Company published its guidelines on insider dealings.

Yes (Complies)                                                                  No (Please explain)

(when, where*:

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/doc/bennfentes_en.pdf)

12. to Section 2.1.10. of the Recommendations

The Board of Directors published in accordance with Section 2.1.10 of the

Recommendations information regarding the relationships of the directors and members of the management with third parties.

Yes (Complies)                                                            No (Please explain)

(when, where*:

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/boardofdirectors/members.vm
Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/supervisoryboard/members.vm
Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/investorrelations/corporategovernance/managementcommittee/members.vm)

Information and other notes

1.              to Section 1.3.1. of the Recommendations

The Board of Directors held with 87 % average participation ratio 16 meetings in the business year of 2006.

The Supervisory Board held with 93 % average participation ratio 11 meetings in the business year of 2006.

2.              to Section 1.5.2. of the Recommendations

The ratio of the independent directors qualifying as independent according to the recommendation of the Budapest Stock Exchange compared to the total number of directors:

•                  until May 23, 2006: 77 % independent;

•                  from May 23, 2006: 75 % independent with regard to resignation from office of 1 member of the Board of Directors (Board);

•                  from September 15, 2006: 87 % independent since the Chief Financial Officer of the Company left the Company but remained Board member;

•                  from October 9, 2006: 85 % independent with regard to resignation from office of 1 Board member.

On November 6, 2006 the General Meeting elected 3 new Board members, so from that date the ratio of directors qualifying as independent according to the recommendation of the Budapest Stock Exchange compared to the total number of directors changed to 80%.

On December 5, 2006 the Chairman of the Board resigned from his office, so from that date the ratio of directors qualifying as independent according to recommendation of the Budapest Stock Exchange compared to the total number of directors changed to 88%.

On December 21, 2006 the General Meeting elected 1 new Board member, so from that date the ratio of directors qualifying as independent according to the recommendation of the Budapest Stock Exchange compared to the total number of directors changed to 80%.

3.              to Section 1.5.5. of the Recommendations

The ratio of the independent Supervisory Board members qualifying as independent according to the recommendation of the Budapest Stock Exchange compared to the total number of Supervisory Board members was 66 % independent until November 6, 2006.

On November 6, 2006 — with regard to Act IV of 2006 on Business Associations providing that the majority of the Supervisory Board members shall be independent, the Audit Committee members shall be elected by the General Meeting from the independent Supervisory Board members, and laying down also the criteria for independence — 4 Supervisory Board members resigned from office and the General Meeting elected 4 new members to the Supervisory Board. Since the mandate of 1 newly elected Supervisory Board member starts on March 1, 2007, from November 6, 2006 the ratio of the independent Supervisory Board members qualifying as independent according to the recommendation of the Budapest Stock Exchange compared to the total number of Supervisory Board members changed to 63%, while the ratio of Supervisory Board members qualifying as independent according to Act IV of 2006 on Business Associations compared to the total number of Supervisory Board members: 54 % independent.

(When the ratio of the independent Supervisory Board members is determined the employee representatives participating in the Supervisory Board are not qualified as independent by the Company in line with the recommendation of the Budapest Stock Exchange.)

4.              to Section 1.8. of the Recommendations

At the Company the below board committees held the below number of meetings per committee in the business year of 2006:

-                    Remuneration Committee: 4 meetings

-                    Audit Committee: 12 meetings

5.              to Section 3.1.4. of the Recommendations

In preparing and holding the shareholders’ meeting at the Company the relevant recommendations on preparation and holding of shareholders’ meeting had been taken into account in the business year of 2006.

Yes                                                                                 No

6. The Company established a Corporate Governance Code.

Yes                                                                                 No

(available at

Corporate website of Magyar Telekom

http://www.magyartelekom.hu/english/doc/alapszabaly_en.pdf

http://www.magyartelekom.hu/english/doc/igazgatosag_ugyrendje_en.pdf

http://www.magyartelekom.hu/english/doc/FEB_ugyrendje_en.pdf

http://www.magyartelekom.hu/english/doc/Audit_Bizottsag_Ugyrendje_en.pdf

http://www.magyartelekom.hu/english/doc/Audit_Biz_Jovahagyasi_en.pdf)

7. The Company established a Code of Ethics.

Yes                                                                                 No

(available at

Corporate website of Magyar Telekom	http://www.magyartelekom.hu/english/doc/etikaikodex_en.pdf)

8. The function of the Chief Executive Officer and the Chairman of the Board of Directors is fulfilled by the same person.

Yes                                                                                  No

Enclosure

Present declaration was accepted by the General Meeting of Magyar Telekom Plc. with its General Meeting Resolution No. …/2007 (IV. 26.).

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                 Proposal of the Board of Directors for the use of the profit after tax earned in 2006

Budapest, April, 2007

Resolution proposal:

A dividend of HUF 70 per ordinary share (with a face value of HUF 100) and dividend of HUF 7.000 per preference share (with a face value of HUF 10.000) shall be paid to the shareholders from the profit of 2006.

After the deduction of HUF 72,993,782,050 to be disbursed as dividends from the after-tax profits of HUF 88,399,617,408  based on HAR figures, the Company shall allocate the remaining amount of HUF 15,405,835,358 as profit reserves.

May 24th 2007 shall be the first day of dividend disbursement.

On May 7, 2007 the Management Committee of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava, Világgazdaság and Magyar Tőkepiac, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:        Report of the Supervisory Board about the 2006 operations of the Company and the Group

Budapest, April, 2007

The Supervisory Board has reviewed the Report of the Company Management in respect of the performance, financial status and business prospects of the Company and the Group in year 2006.

The Supervisory Board focused on the following priorities:

1.                 the compliance of the operation of the Company with the legal expectations and requirements;

2.                    the compliance of the applied accounting practices with the HAR (Hungarian Accounting Rules) and with the IFRS (International Financial Reporting Standards);

3.                 whether the operation and decisions of the Board of Directors served the best interest of the shareholders.

The Supervisory Board summarizes its position as follows:

I.                                         The business operations of the Company and the Group met the expectations of the shareholders in the 2006 business year; the leading position could be kept in a strong competitive environment on the market.

II.                                     The Supervisory Board hereby states that the Net Profit after Tax of the Company for the 2006 business year was HUF 88 399 million (say: eighty-eight billion three hundred and ninety-nine million Forints) and the total Assets and Liabilities of the Company for the 2006 business year was HUF 965 862 million (say: nine hundred and sixty-five billion eight hundred and sixty-two million Forints). The Company Report has been prepared in line with the Hungarian Accounting Rules (HAR). The consolidated earnings of Magyar Telekom Group after tax in year 2006 according to IFRS (before subtracting HUF 12 011 million earnings on minority shares) is HUF 87 464 million (say: eighty-seven billion four hundred and sixty-four million Forints); the balance sheet total is HUF 1 131 595 million (say: one thousand one hundred and thirty-one billion five hundred and ninety- five million Forints). The Supervisory Board states that the report of the Company and the Group includes the necessary information concerning the independent investigation. The Supervisory Board acknowledges that the dividend on profits, payable to the shareholders is established at HUF 72 994 million (say: seventy two billion nine hundred and ninety-four million Forints).

III.                                 The Supervisory Board continuously monitored the Management’s decisions by having the Management report on its most important business decisions, on the financial stand of the Group at the Supervisory Board Meetings. The Supervisory Board also monitored the control activity of the Management.

IV.                                 The Supervisory Board approved the Annual Audit Plan of the independent Internal Audit organization for year 2006. The Supervisory Board requested and received regular reports about each and every audit finding, recommended audit measure and about the status of the implementation of these measures. The Director of the Internal Audit is a permanent invitee of Supervisory Board Meetings where he regularly responded to the further issues raised in connection with certain audits.

V.                                     The Supervisory Board paid special attention in year 2006 to the following audit topics: compliance with SOX 404 requirements, integrity of the financial statements, revenue assurance security of IT systems, outsourcing processes, CRM, business solutions.

VI.                                 The General Meeting elected an Audit Committee (AC) from the independent members of the Supervisory Board and the SB approved the Rules of Procedure of the AC. The AC regularly checked the compliance with the rules assuring the independence of the Book Auditor and performed continuous control over the contracts that do not fall under the scope of book auditing.

VII.                             The Supervisory Board continuously monitored the compliance of the Group with the rules assuring the fulfillment of the stock exchange requirements. In line with the provisions of the Directive on “Procedures for treatments of complains/comments regarding accounting matters” the Supervisory Board had all the anonymous reports investigated and reports were made about them. The Group has made the necessary measures in all cases to prevent repeated occurrence.

VIII.                         The Supervisory Board put major focus on the strengthening of the corporate control processes and compliance with the SOX requirements. They asked regular reports on this issue from Internal Audit, in many cases from the Management and asked information also from the external Book Auditor.

IX.                                The Supervisory Board highly appreciates the efforts of the Group to exploit the synergy opportunities with DT on group level. In this framework the Company continuously monitored the fulfillment of the shareholders’ expectations and the optimization of resources. The Supervisory Board strongly supports the introduction of the principles of the standardized internal audit procedures.

X.                                    In year 2006 the Supervisory Board continuously monitored the independent investigation in connection with the year-2005 operations of the Company and the Group and made recommendations on the corrective measures. These measures have been approved by the Board of Directors. The SB regularly monitors the implementation of the measures.

Based on its findings in the course of the continuous monitoring of the business operations of the Company and Magyar Telekom Group the Supervisory Board recommends that the General Meeting should:

-                        accept the Annual Report of the Company and the Group on the 2006 business year,

-                        accept the financial reports of the Company and the Group with the balance sheet earnings proposed by the Board of Directors,

-                        accept the proposal of the Board of Directors on the dividend payment,

-                        accept the Management Report for 2006,

-                        accept the Auditor’s report.

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                 Modification of the Articles of Association of Magyar Telekom Plc.

Budapest, April, 2007

40

The Articles of Association of Magyar Telekom Nyrt. is to be amended due to the following reasons:

1. In order to operate the gas engine in the headquarters to provide heating for the building it is necessary to obtain the relevant „small-power station” permission of the Hungarian Energy Office (MEH). The Articles of Association of the Company does not include the production of heat among the scope of activities therefore the operation of the heating system of the building as well as the selling, billing of the produced energy is problematic. According to the written requirement of the MEH the activity of „provision of steam and hot water” under TEÁOR No. 40.30 has to be incorporated into the scope of activities into the „other activities” section. Invoicing security services provided by the company for other companies is problematic, so it is necessary to incorporate TEÁOR No. 74.60 “Investigation and security services” into the scope of activities of the Articles of Association.

2. If the General Meeting of the Company makes a future decision on a transformation (e.g. fusion, merger, de-merger, separation), Section 71.§ (1) of Act IV of 2006 on Business Associations allows the General Meeting to decide on the transformation in one step (instead of two) upon the preparatory action of the Board. One of the preconditions of making such decision is that the Articles of the Company explicitly includes the possibility to decide in one step. The other important precondition is that the Board prepares all documents that are necessary for the transformation and selects the independent auditor who gives an opinion on the draft asset balance and asset inventory reports of the legal predecessor / legal successor companies as well as the other documents prepared by the Board. The following documents have to be prepared by the date of such General Meeting: draft asset balance and asset inventory reports - approved by the auditor - taken at the balance turning date specified by the Board (the balance turning date must fall on a date that is maximum six months before the date of making the respective GM resolution). In order to ensure the above possibility it is expedient to amend Section 6.2. (d) of the Articles accordingly.

Resolution proposal:

The General Meeting approves the amendment of the Articles of Association as follows:

1.6.2. Other activities

40.30’03 Provision of steam and hot water

74.60’03 Investigation and security activities

6.2. Matters within the Exclusive Scope of Authority of the General Meeting

… decision on

(d) any merger into, consolidation with another company limited by shares or de-merger of the Company, or any termination, dissolution, liquidation, or transformation of the Company into another corporate form. In the process of transformation if the Board of Directors prepares the documents necessary for the transformation, the General Meeting of the Company - according to 71 (1) Section of the Companies Act - may adopt a final decision on the transformation with holding only one meeting. In this case, draft transformation asset balance- and asset inventory pertaining to the reference date specified by the Board of Directors, within the preceding six months, and approved by the auditor, shall be presented for the meeting.

All other provisions of the Articles of Association remain unchanged.

41

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                 Modification of the Rules of Procedure of the Supervisory Board

Budapest, April, 2007

42

The amendments include the incorporation of the proposals approved by the Board with respect to the „Compliance” procedure into the Rules of Procedure. The respective amendments will be submitted by the Board to the General Meeting for approval. The modifications are contained in Section 10 and 11.

The Rules of Procedure of the Supervisory Board is established by the Supervisory Board, however, the decision on the amendment thereof falls into the exclusive competence of the General Meeting of the Company.

Resolution proposal:

The General Meeting approves the amendment of the Rules of Procedure of the Supervisory Board as follows:

The following sections shall be added to the Rules of Procedure of the Supervisory Board:

10. Miscellaneous

10.1                           The Supervisory Board maintains an orientation program for new members of the Supervisory Board. The orientation program includes comprehensive information about the Company’s business and operations, general information about the Supervisory Board and its committees, including a summary of members of the Supervisory Board compensation and benefits and a review of members of the Supervisory Board duties and responsibilities.

10.2                           The Supervisory Board maintains a continuing education program for all members of the Supervisory Board. The Supervisory Board recognizes the importance of continuing education for its members and is committed to provide such education in order to improve the performance of the Supervisory Board. It is the responsibility of the Chairman of the Supervisory Board to advise the members of the Supervisory Board about their continuing education, including relevant leading-edge corporate governance issues. The members of the Supervisory Board are encouraged to participate in continuing Supervisory Board member education programs.

(The numbering of the remainder sections shall be amended accordingly.)

11.          Annual Evaluation of the Supervisory Board

The Supervisory Board shall perform an annual comprehensive self-evaluation of its performance.  This self-evaluation should include a review of the Supervisory Board’s contribution as a whole and should specifically review areas in which the Supervisory Board believes a better contribution could be made.  Its purpose is to increase the effectiveness of the Supervisory Board, not to target individual Supervisory Board members.  The Supervisory Board shall meet annually to discuss the results of this critical self-evaluation.

43

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: March 30, 2007